82-1544



05012427

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 31, 2005 at 2.30 pm

AMER SPORTS CORPORATION: FRANKLIN'S HOLDING IN COMPANY BELOW 5%

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by the mutual funds and separate accounts managed by the affiliated investment adviser of Franklin Resources Inc. represents 4,73% of the Company's share capital and voting rights.

Amer Sports' capital consists of 71.419.860 shares in issue.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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